Exhibit 99.1

FOR IMMEDIATE RELEASE

Thomson Reuters Reports First-Quarter 2016 Results

NEW YORK, April 26, 2016 – Thomson Reuters (TSX / NYSE: TRI) today reported results for the first quarter ended March 31, 2016. The company also re-affirmed its 2016 full-year outlook.

•	Reported revenues declined 1%. Before currency, revenues grew 1%

•	Excluding recoveries, revenues increased 2% (before currency)

•	Adjusted EBITDA grew 2% to $748 million with a margin of 26.8% vs. 26.0% in the prior-year period. Currency had a 70 basis point favorable impact on the margin

•	Underlying operating profit grew 8% to $498 million with a margin of 17.8% vs. 16.3% in the prior-year period. Currency had a 70 basis point favorable impact on the margin

•	Adjusted earnings per share (EPS) increased 23% to $0.48, an increase of $0.09 per share. Currency had a $0.01 favorable impact on adjusted EPS

•	Repurchased 11.7 million shares at a cost of $432 million in the first quarter

•	Sale process for Intellectual Property & Science launched, with a closing currently expected in the second half of 2016

“The year is off to a solid start,” said Jim Smith, president and chief executive officer of Thomson Reuters. “Today’s results are in line with our expectations and it is encouraging to see the continued positive trajectory of our business, despite a somewhat volatile and challenging period in external markets during the first quarter.”

Consolidated Financial Highlights

(All amounts from continuing operations, except cash flow measures)

	Three Months Ended March 31,
	(Millions of U.S. dollars, except EPS and margins)

IFRS Financial Measures	2016	2015(1)	Change
Revenues	$2,793	$2,821	-1%
Operating profit	$310	$362	-14%
Diluted EPS	$0.26	$0.33	-21%
Cash flow from operations (includes discontinued operations)	$458	$244	88%
The decreases in operating profit and diluted EPS were primarily due to unfavorable fair value adjustments associated with foreign currency embedded derivatives in certain customer contracts.
Non-IFRS Financial Measures (2)	2016	2015(1)	Change		Change Before Currency
Revenues	$2,793	$2,821	-1%		1%
Adjusted EBITDA	$748	$734	2%		1%
Adjusted EBITDA margin	26.8%	26.0%	80bp		10bp
Underlying operating profit	$498	$461	8%		6%
Underlying operating profit margin	17.8%	16.3%	150bp		80bp
Adjusted EPS	$0.48	$0.39	23%		21%
Free cash flow (includes discontinued operations)	$223	($65)	nm	(3)

(1)	Thomson Reuters is pursuing the sale of its Intellectual Property & Science business. Prior-year period amounts (except cash flow measures) have therefore been restated to reflect the reclassification of the Intellectual Property & Science business as a discontinued operation.
(2)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.
(3)	nm - not meaningful.

Thomson Reuters Reports First-Quarter 2016 Results

Highlights by Business Unit

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency (constant currency) as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•	Revenues declined 1% compared to the prior-year period. However, revenues grew approximately 2% before the impact of lower recoveries revenues and commercial pricing adjustments.

o	Recurring revenues (77% of the segment’s revenues in the quarter) increased 1%, benefitting from higher data feeds and risk revenues as well as an annual price increase, which more than offset lower revenues resulting from the price adjustments referred to above.

o	Transactions revenues (14% of the segment’s revenues in the quarter) decreased 1% due to lower foreign exchange volumes.

o	Low-margin recoveries revenues (9% of the segment’s revenues in the quarter) were down 13% as some third-party partners continue to move to direct billing with their customers.

•	As previously disclosed, Financial & Risk’s recoveries revenues are expected to decline approximately $100 million in 2016. Recoveries represent revenues for content or services provided by third parties and distributed through Financial & Risk’s platform. This projected reduction in recoveries revenue has no impact on EBITDA or operating profit.

•	Net sales were again positive overall and were positive in all regions, except for EMEA. This marked the eighth consecutive quarter of positive net sales.

•	By geography, revenues in Asia were up 3% and the Americas up 1%, while revenues in Europe, Middle East and Africa (EMEA) were down 3%.

•	EBITDA increased 9% and the margin increased 320 basis points to 29.0% compared to 25.8% in the prior-year period. Excluding the impact of currency, the margin increased 260 basis points. The improving EBITDA margin reflected savings related to efficiency initiatives and platform closures completed in 2015.

•	Operating profit increased 22% and the margin increased 400 basis points to 19.5% compared to 15.5% in the prior-year period. Excluding the impact of currency, the margin increased 380 basis points. The operating profit margin improvement reflected the same factors that impacted EBITDA.

Legal

•	Revenues increased 2%. Excluding US print, revenues grew 3%.

•	Solutions businesses (44% of the segment’s revenues in the quarter) grew 3%. Revenue growth was driven by Legal Managed Services (formerly Pangea3) and businesses in the United Kingdom/Ireland (UKI) and Latin America. Findlaw revenues declined primarily due to lower transaction revenues.

•	US online legal information (42% of the segment’s revenues in the quarter) grew 2%, reflecting growth for the fifth consecutive quarter.

•	US print (14% of the segment’s revenues in the quarter) declined 3%.

•	EBITDA increased 4% and the margin increased 160 basis points to 36.3% compared to 34.7% in the prior-year period. Excluding the impact of currency, the margin increased 40 basis points.

•	Operating profit increased 9% and the margin increased 240 basis points to 29.0% compared to 26.6% in the prior-year period. Excluding the impact of currency, the margin increased 120 basis points.

Thomson Reuters Reports First-Quarter 2016 Results

Tax & Accounting

•	Revenues increased 8% driven by the Corporate and Professional businesses, partially offset by a decline in the Government business. Recurring revenues (82% of the segment’s revenues in the quarter) were up 11%.

•	EBITDA decreased 10% and the margin decreased 450 basis points to 29.3% compared to 33.8% in the prior-year period primarily due to severance charges, growth investments and the benefit of several one-time items in the first quarter of 2015. Excluding the impact of currency, the margin declined 580 basis points.

•	Operating profit decreased 15% and the margin decreased 500 basis points to 21.3% compared to 26.3% in the prior-year period. Excluding the impact of currency, the margin was down 620 basis points for the same reasons that drove EBITDA margin performance.

•	The timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Corporate & Other (Including Reuters News)

•	Reuters News revenues were $75 million, up $1 million from the prior-year period.

•	Corporate & Other costs were $118 million compared to $97 million in the prior-year period. The increase was largely comprised of costs related to the company’s transformation program.

Discontinued Operations – Intellectual Property & Science

•	The company’s Intellectual Property & Science business, which is currently expected to be sold in the second half of 2016, has been classified as a discontinued operation for 2016 reporting purposes. In the first quarter of 2016, Intellectual Property & Science’s revenues increased 4%.

2016 Business Outlook (Before Currency)

Thomson Reuters today re-affirmed its full-year business outlook for 2016 which was previously communicated in February 2016. The company’s 2016 Outlook assumes constant currency rates compared to 2015 and all metrics below (except for free cash flow) exclude the Intellectual Property & Science business, which has been classified as a discontinued operation for 2016 reporting purposes. The 2016 Outlook is based on the expected performance of the company’s remaining businesses and does not factor in the impact of any other acquisitions or divestitures that may occur during the year.

The company expects:

•	Low single-digit revenue growth

o	2% to 3% revenue growth excluding Financial & Risk’s recoveries revenues, which are low margin revenues and are expected to decline as partners move to direct billing with their customers

•	Adjusted EBITDA margin to range between 27.3% and 28.3%

o	Comparable 2015 EBITDA margin (excluding Intellectual Property & Science business) was 27.3%

•	Underlying operating profit margin to range between 18.4% and 19.4%

o	Comparable 2015 underlying operating profit margin (excluding Intellectual Property & Science business) was 18.1%

•	Free cash flow to range between $1.7 billion and $1.9 billion in 2016

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Thomson Reuters Reports First-Quarter 2016 Results

Dividend and Share Repurchases

In February 2016, the Thomson Reuters board of directors approved a $0.02 per share annualized increase in the dividend to $1.36 per common share. A quarterly dividend of $0.34 per share is payable on June 15, 2016 to common shareholders of record as of May 19, 2016.

In the first quarter of 2016, the company repurchased approximately 11.7 million shares at a cost of approximately $432 million. Approximately $260 million of these repurchases were part of the $1.5 billion buyback program announced in February 2016.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin, underlying operating profit and the related margin, free cash flow, adjusted EPS, and selected measures before the impact of foreign currency. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “2016 Business Outlook (Before Currency)” section and Mr. Smith’s comments, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2016. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company’s 2016 Business Outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in most of the countries where Thomson Reuters operates and a continued increase in the number of professionals around the world and their demand for high quality information and workflow solutions. Internal financial and operational assumptions include, but are not limited to, the successful execution of sales initiatives, ongoing product release programs, our globalization strategy and other growth and efficiency initiatives. The 2016 Business Outlook also assumes that the company’s Intellectual Property & Science business will be sold during the year.

The timing for repurchases under the company’s $1.5 billion buyback program will depend on the timing for the sale of its Intellectual Property & Science business in addition to other factors, such as market conditions, share price and opportunities to invest capital for growth. There is no assurance that a transaction involving all or part of the company’s Intellectual Property & Science business will be completed.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets and identify areas of higher growth; failures or disruptions of telecommunications, network systems or the Internet; fraudulent or unpermitted data access or other cyber-security or privacy breaches; increased accessibility to free or relatively inexpensive information sources; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and

Thomson Reuters Reports First-Quarter 2016 Results

regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to recent organizational changes and effectively implement strategic initiatives; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 646 223 5285 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its first-quarter 2016 results today beginning at 8:30 a.m. Eastern Time (ET). You can access the webcast by visiting the “Investor Relations” section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2016 Results

Thomson Reuters Corporation

Business Segment Information

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended March 31,			Change
Revenues	2016	2015 (1)		Total	Foreign Currency (4)	Before Currency (4)
Financial & Risk	$1,509	$1,552		-3%	-2%	-1%
Legal	822	824		0%	-2%	2%
Tax & Accounting	389	373		4%	-4%	8%
Corporate & Other (includes Reuters News)	75	74		1%	-3%	4%
Eliminations	(2)	(2)

Revenues	$2,793	$2,821		-1%	-2%	1%

				Margin
Adjusted EBITDA (2)			Change	2016	2015	Change
Financial & Risk	$437	$401	9%	29.0%	25.8%	320bp
Legal	298	286	4%	36.3%	34.7%	160bp
Tax & Accounting	114	126	-10%	29.3%	33.8%	-450bp
Corporate & Other (includes Reuters News)	(101)	(79)

Adjusted EBITDA	$748	$734	2%	26.8%	26.0%	80bp

Underlying Operating Profit (3)
Financial & Risk	$295	$241	22%	19.5%	15.5%	400bp
Legal	238	219	9%	29.0%	26.6%	240bp
Tax & Accounting	83	98	-15%	21.3%	26.3%	-500bp
Corporate & Other (includes Reuters News)	(118)	(97)

Underlying operating profit	$498	$461	8%	17.8%	16.3%	150bp

Refer to page 10 for footnotes.

Thomson Reuters Reports First-Quarter 2016 Results

Thomson Reuters Corporation

Reconciliation of Operating Profit to Adjusted EBITDA (2)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2016	2015 (1)	Change
Operating profit	$310	$362	-14%
Adjustments to remove:
Amortization of other identifiable intangible assets	128	140
Fair value adjustments	64	(53)
Other operating (gains) losses, net	(4)	12

Underlying operating profit	$498	$461	8%
Remove: depreciation and amortization of computer software	250	273

Adjusted EBITDA	$748	$734	2%

Underlying operating profit margin (3)	17.8%	16.3%	150bp

Adjusted EBITDA margin (2)	26.8%	26.0%	80bp

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (2)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2016	2015 (1)	Change
Earnings from continuing operations	$210	$280	-25%
Adjustments to remove:
Tax (benefit) expense	(26)	25
Other finance costs (income)	34	(44)
Net interest expense	93	105
Amortization of other identifiable intangible assets	128	140
Amortization of computer software	169	180
Depreciation	81	93

EBITDA	$689	$779
Adjustments to remove:
Share of post-tax earnings in equity method investments	(1)	(4)
Other operating (gains) losses, net	(4)	12
Fair value adjustments	64	(53)

Adjusted EBITDA	$748	$734	2%

Refer to page 10 for footnotes.

Thomson Reuters Reports First-Quarter 2016 Results

Thomson Reuters Corporation

Reconciliation of Underlying Operating Profit (3) to Adjusted EBITDA (2) by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31, 2016			Three Months Ended March 31, 2015 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA
Financial & Risk	$295	$142	$437	$241	$160	$401
Legal	238	60	298	219	67	286
Tax & Accounting	83	31	114	98	28	126
Corporate & Other (includes Reuters News)	(118)	17	(101)	(97)	18	(79)

	$498	$250	$748	$461	$273	$734

Thomson Reuters Corporation

Reconciliation of Changes in Revenues, Adjusted EBITDA (4), Underlying Operating Profit (4) and the Related Margins, and Adjusted Earnings Per Share (adjusted EPS) (4) Excluding the Effects of Foreign Currency

(millions of U.S. dollars, except for per share amounts, and margins)

(unaudited)

	Three Months Ended March 31,		Change
	2016	2015 (1)	Total	Foreign Currency	Before Currency
Revenues	$2,793	$2,821	-1%	-2%	1%
Adjusted EBITDA	$748	$734	2%	1%	1%
Adjusted EBITDA margin	26.8%	26.0%	80bp	70bp	10bp
Underlying operating profit	$498	$461	8%	2%	6%
Underlying operating profit margin	17.8%	16.3%	150bp	70bp	80bp
Adjusted EPS	$0.48	$0.39	23%	2%	21%

Refer to page 10 for footnotes.

Thomson Reuters Reports First-Quarter 2016 Results

Thomson Reuters Corporation

Reconciliation of Earnings Attributable to Common Shareholders to Adjusted Earnings (5)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended
	March 31,
	2016	2015(1)
Earnings attributable to common shareholders	$262	$305
Adjustments to remove:
Fair value adjustments	64	(53)
Other operating (gains) losses, net	(4)	12
Other finance costs (income)	34	(44)
Share of post-tax earnings in equity method investments	(1)	(4)
Tax on above items	(25)	14
Tax items impacting comparability	(7)	(6)
Amortization of other identifiable intangible assets	128	140
Earnings from discontinued operations, net of tax	(62)	(40)
Interim period effective tax rate normalization (6)	(5)	1
Tax charge amortization (7)	(16)	(16)
Dividends declared on preference shares	(1)	(1)

Adjusted earnings	$367	$308

Adjusted earnings per share	$0.48	$0.39

Diluted weighted-average common shares (millions)	762.2	797.6

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow (8)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,
	2016	2015(1)
Net cash provided by operating activities	$458	$244
Capital expenditures, less proceeds from disposals	(233)	(290)
Other investing activities	19	2
Dividends paid on preference shares	(1)	(1)
Dividends paid to non-controlling interests	(9)	(7)
Capital expenditures from discontinued operations	(11)	(13)

Free cash flow	$223	($65)

Refer to page 10 for footnotes.

Thomson Reuters Reports First-Quarter 2016 Results

Footnotes

(1)	Prior-year period amounts have been restated to reflect the reclassification of the Intellectual Property & Science segment as a discontinued operation.
(2)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues.
(3)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues.
(4)	The changes in revenues, adjusted EBITDA and underlying operating profit and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.
(5)	Adjusted earnings and adjusted earnings per share include dividends declared on preference shares and amortization of the 2013 tax charges associated with the consolidation of technology and content assets but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.
(6)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(7)	Reflects amortization of the 2013 tax charges associated with the consolidation of the ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
(8)	Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by operating activities, and other investing activities less capital expenditures, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests.

Thomson Reuters Reports First-Quarter 2016 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended
	March 31,
	2016	2015(1)
CONTINUING OPERATIONS
Revenues	$2,793	$2,821
Operating expenses	(2,109)	(2,034)
Depreciation	(81)	(93)
Amortization of computer software	(169)	(180)
Amortization of other identifiable intangible assets	(128)	(140)
Other operating gains (losses), net	4	(12)

Operating profit	310	362
Finance costs, net:
Net interest expense	(93)	(105)
Other finance (costs) income	(34)	44

Income before tax and equity method investments	183	301
Share of post-tax earnings in equity method investments	1	4
Tax benefit (expense)	26	(25)

Earnings from continuing operations	210	280
Earnings from discontinued operations, net of tax	62	40

Net earnings	$272	$320

Earnings attributable to:
Common shareholders	262	305
Non-controlling interests	10	15

Earnings per share:
Basic and diluted earnings per share:
From continuing operations	$0.26	$0.33
From discontinued operations	0.08	0.05

Basic and diluted earnings per share	$0.34	$0.38

Basic weighted-average common shares	760,727,773	794,193,780

Diluted weighted-average common shares	762,216,127	797,566,149

(1)	Prior-year period amounts have been restated to reflect the reclassification of the Intellectual Property & Science business as a discontinued operation.

Thomson Reuters Reports First-Quarter 2016 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	March 31,	December 31,
	2016	2015
Assets
Cash and cash equivalents	$869	$926
Trade and other receivables	1,468	1,755
Other financial assets	110	176
Prepaid expenses and other current assets	671	683

Current assets excluding assets held for sale	3,118	3,540
Assets held for sale	1,723	—

Current assets	4,841	3,540

Computer hardware and other property, net	1,019	1,067
Computer software, net	1,391	1,486
Other identifiable intangible assets, net	6,140	6,417
Goodwill	14,957	15,878
Other financial assets	101	116
Other non-current assets	552	544
Deferred tax	47	47

Total assets	$29,048	$29,095

Liabilities and equity
Liabilities
Current indebtedness	$2,543	$1,555
Payables, accruals and provisions	1,908	2,278
Deferred revenue	997	1,319
Other financial liabilities	166	238

Current liabilities excluding liabilities associated with assets held for sale	5,614	5,390
Liabilities associated with assets held for sale	607	—

Current liabilities	6,221	5,390

Long-term indebtedness	6,379	6,829
Provisions and other non-current liabilities	2,196	2,124
Other financial liabilities	318	387
Deferred tax	1,098	1,265

Total liabilities	16,212	15,995

Equity
Capital	9,772	9,852
Retained earnings	6,168	6,458
Accumulated other comprehensive loss	(3,594)	(3,697)

Total shareholders’ equity	12,346	12,613
Non-controlling interests	490	487

Total equity	12,836	13,100

Total liabilities and equity	$29,048	$29,095

Thomson Reuters Reports First-Quarter 2016 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2016	2015(1)
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$210	$280
Adjustments for:
Depreciation	81	93
Amortization of computer software	169	180
Amortization of other identifiable intangible assets	128	140
Net gains on disposals of businesses and investments	(1)	—
Deferred tax	(58)	(25)
Other	178	(19)
Changes in working capital and other items	(371)	(525)

Operating cash flows from continuing operations	336	124
Operating cash flows from discontinued operations	122	120

Net cash provided by operating activities	458	244

Investing activities
Acquisitions, net of cash acquired	(46)	(8)
Proceeds from disposals of businesses and investments, net of taxes paid	2	—
Capital expenditures, less proceeds from disposals	(233)	(290)
Other investing activities	19	2

Investing cash flows from continuing operations	(258)	(296)
Investing cash flows from discontinued operations	(11)	(13)

Net cash used in investing activities	(269)	(309)

Financing activities
Repayments of debt	(3)	—
Net borrowings under short-term loan facilities	442	400
Repurchases of common shares	(432)	(348)
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(249)	(258)
Dividends paid to non-controlling interests	(9)	(7)
Other financing activities	4	41

Net cash used in financing activities	(248)	(173)

Decrease in cash and bank overdrafts	(59)	(238)
Translation adjustments	4	(12)
Cash and bank overdrafts at beginning of period	922	1,015

Cash and bank overdrafts at end of period	$867	$765

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$869	$769
Bank overdrafts	(2)	(4)

	$867	$765

(1)	Prior-year period amounts have been restated to reflect the reclassification of the Intellectual Property & Science business as a discontinued operation.